EXHIBIT 99.1

Yuanbao Inc. Announces Second Quarter 2025 Unaudited Financial Results

BEIJING, Aug. 27, 2025 (GLOBE NEWSWIRE) -- Yuanbao Inc. (“Yuanbao” or the “Company”) (NASDAQ: YB), a leading technology-driven online insurance distributor in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operational Highlights

  Total revenues in the second quarter of 2025 were RMB1,069.9 million (US$149.4 million), representing a 25.2% year-over-year increase from RMB854.5 million in the same period of 2024.
  Net income in the second quarter of 2025 was RMB304.7 million (US$42.5 million), representing a 55.6% year-over-year increase from RMB195.9 million in the same period of 2024.
  Net income margin in the second quarter of 2025 was 28.5%, compared with 22.9% in the same period of 2024.
  Net operating cash inflow in the second quarter of 2025 was RMB453.2 million (US$63.3 million).
  Number of new policies1 in the second quarter of 2025 was 7.9 million, representing a 49.9% year-over-year increase from 5.3 million in the same period of 2024.

Recent Developments

  Leveraging the latest large language model (“LLM”) capabilities:
    YB Agents. The Company has deployed a series of Agents to streamline manual tasks across key R&D and testing processes, significantly enhancing coding efficiency, test coverage, issue detection speed, and overall system stability. The Company is also building an internal Agent development platform that will enable diverse business units to rapidly and cost-effectively develop highly customized Agent applications, addressing specific business pain points.
    Retrieval-Augmented Generation (RAG) Enhancements. The Company’s proprietary RAG system now leverages GraphRAG technology to lower misidentification and conflation of clauses across multiple insurance plans, addressing a common industry pain point. In addition, the Company has scaled the deployment of its RAG-based, enterprise-level knowledge management platform, improving knowledge accessibility and advancing operations across business functions.
    Multi-Modal Applications. The Company has developed an over 80-million-parameter speech emotion recognition model that deeply analyzes the acoustic features and temporal patterns of voice signals to provide a granular understanding of user emotional states. The Company has also scaled the application of its self-developed smart voice engine, elevating user satisfaction.

Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao, commented, “In the second quarter of 2025, we continue to deliver strong operational and financial performance, reinforcing our leadership in China’s online insurance distributor market. Notably, the number of new policies grew to 7.9 million, underscoring our ongoing success in penetrating underserved markets and serving evolving consumer needs at scale. We also continued to make meaningful strides in technology, advancing our construction of the full consumer service engine. As of the end of June, we had developed over 4,800 models capable of analysis across more than 5,300 labels, an increase of 400 models and 1,000 labels from a year ago. Furthermore, by embedding advanced technologies throughout our value chain, from internal R&D and proprietary knowledge systems to customer service and operational support, we have materially enhanced operational efficiency, user satisfaction, and system stability. Looking ahead, we will deepen our investment in technological innovation and broaden our reach in underserved markets, working closely with our partnered insurance carriers to expand access to high-quality, affordable insurance offerings.”

Mr. Ray Wan, Chief Financial Officer of Yuanbao, added, “Outstanding execution drove our robust financial results in the second quarter, highlighted by double-digit growth across both top and bottom lines. Total net revenues rose by 25.2% year over year and 10.3% quarter over quarter, reaching RMB1,069.9 million, while net income surged by 55.6% year over year to RMB304.7 million. Our net income margin expanded by 5.6 percentage points year over year to 28.5%, reflecting our continued gains in operational leverage. We see substantial untapped growth potential in user scale and penetration within the online insurance industry. We will further expand our R&D investments to boost our long-term competitiveness and leverage our strong cash reserves to deliver long-term value to our stakeholders.”

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1 The number of new policies for a given period represents the total number of both short-term and long-term insurance policies purchased by the Company’s insurance consumers during that period.

Second Quarter and First Half 2025 Financial Results

Total Revenues. Total revenues in the second quarter of 2025 were RMB1,069.9 million (US$149.4 million), representing a 25.2% year-over-year increase from RMB854.5 million in the same period of 2024. This growth was primarily driven by significant increases in revenues from both insurance distribution services and system services. Total revenues in the first half of 2025 were RMB2,040.0 million (US$284.8 million), representing a 33.4% year-over-year increase.

Insurance Distribution Services. Revenues from insurance distribution services in the second quarter of 2025 were RMB350.6 million (US$48.9 million), representing a 29.6% year-over-year increase from RMB270.6 million in the same period of 2024. This growth was mainly due to an increase in the number of policies purchased by insurance consumers on Yuanbao’s platform, partly driven by the Company’s enhanced targeted marketing efforts. Revenues from insurance distribution services in the first half of 2025 were RMB672.4 million (US$93.9 million), representing a 36.5% year-over-year increase.

System Services. Revenues from system services in the second quarter of 2025 were RMB718.2 million (US$100.3 million), representing a 23.8% year-over-year increase from RMB579.9 million in the same period of 2024. This growth was primarily driven by the Company’s enhanced ability to provide partnered insurance carriers with more effective marketing services and accurate analytics services, enabled by the Company’s continuously improving full consumer service cycle engine. Additionally, the increase was attributable to an expanded provision of system services to both existing and newly acquired partnered insurance carriers. Revenues from system services in the first half of 2025 were RMB1,365.1 million (US$190.6 million), representing a 32.3% year-over-year increase.

Others. Revenues from other services in the second quarter of 2025 were RMB1.1 million (US$0.2 million), representing a 71.7% year-over-year decrease from RMB4.0 million in the same period of 2024. Revenues from other services in the first half of 2025 were RMB2.4 million (US$0.3 million), representing a 51.7% year-over-year decrease.

Total Operating Costs and Expenses. Total operating costs and expenses in the second quarter of 2025 were RMB772.2 million (US$107.8 million), representing a 16.0% year-over-year increase from RMB665.5 million in the same period of 2024. Total operating costs and expenses in the first half of 2025 were RMB1,452.8 million (US$202.8 million), representing a 19.7% year-over-year increase.

Operations and Support Expenses. Operations and support expenses in the second quarter of 2025 were RMB40.9 million (US$5.7 million), remaining stable compared with RMB40.8 million in the same period of 2024. Operations and support expenses in the first half of 2025 were RMB85.7 million (US$12.0 million), representing an 8.3% year-over-year increase.

Selling and Marketing Expenses. Selling and marketing expenses in the second quarter of 2025 were RMB602.1 million (US$84.0 million), representing a 14.1% year-over-year increase from RMB527.5 million in the same period of 2024. This increase was primarily due to enhanced marketing efforts to attract new consumers and retain existing consumers. Selling and marketing expenses in the first half of 2025 were RMB1,095.2 million (US$152.9 million), representing a 14.5% year-over-year increase.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2025 were RMB47.5 million (US$6.6 million), representing a 6.3% year-over-year increase from RMB44.7 million in the same period of 2024. This increase was primarily due to higher personnel costs, including salary, bonus, and benefits. General and administrative expenses in the first half of 2025 were RMB114.1 million (US$15.9 million), representing a 28.4% year-over-year increase.

Research and Development Expenses. Research and development expenses in the second quarter of 2025 were RMB81.7 million (US$11.4 million), representing a 55.4% year-over-year increase from RMB52.6 million in the same period of 2024. This increase was primarily due to intensified research and development efforts and an expansion in R&D personnel, aimed at reinforcing the Company’s leadership position as a technology-driven online insurance distributor. Research and development expenses in the first half of 2025 were RMB157.8 million (US$22.0 million), representing a 75.8% year-over-year increase.

Investment Income. Investment income in the second quarter of 2025 was RMB10.0 million (US$1.4 million), compared with RMB0.5 million in the same period of 2024. This growth was primarily due to higher investment income from short-term investments. Investment income in the first half of 2025 was RMB16.9 million (US$2.4 million).

Net Income and Net Income Margin. Net income in the second quarter of 2025 was RMB304.7 million (US$42.5 million), representing a 55.6% year-over-year increase from RMB195.9 million in the same period of 2024. Net income margin in the second quarter of 2025 was 28.5%, compared with 22.9% in the same period of 2024. Net income in the first half of 2025 was RMB599.8 million (US$83.7 million), representing an 82.5% year-over-year increase. Net income margin in the first half of 2025 was 29.4%.

Non-GAAP Adjusted Net Income2 and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in the second quarter of 2025 was RMB325.2 million (US$45.4 million), representing a 57.8% year-over-year increase from RMB206.1 million in the same period of 2024. Non-GAAP adjusted net income margin in the second quarter of 2025 was 30.4%, compared with 24.1% in the same period of 2024. Non-GAAP adjusted net income in the first half of 2025 was RMB637.4 million (US$89.0 million), representing a 77.2% year-over-year increase. Non-GAAP adjusted net income margin in the first half of 2025 was 31.2%.

Basic and Diluted Net Income per ADS.3 Basic net income per ADS in the second quarter of 2025 was RMB27.33 (US$3.82), compared with RMB6.01 in the same period of 2024. Diluted net income per ADS in the second quarter of 2025 was RMB6.48 (US$0.90), compared with RMB4.33 in the same period of 2024. Basic net income per ADS in the first half of 2025 was RMB48.32 (US$6.75). Diluted net income per ADS in the first half of 2025 was RMB12.95 (US$1.81).

Cash Position and Cash Flow

As of June 30, 2025, the Company had cash and cash equivalents, time deposits, restricted cash and short-term investments of RMB3.42 billion (US$477.2 million), representing a 99.1% year-over-year increase and a 23.6% increase quarter over quarter.

In the second quarter of 2025, net cash provided by operating activities was RMB453.2 million (US$63.3 million). In the first half of 2025, net cash provided by operating activities was RMB878.4 million (US$122.6 million).

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2 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
3 Each ADS represents six of the Company’s Class A ordinary shares, par value US$0.0001 per share.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 27, 2025 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2025.

Participant Online Registration:
https://register-conf.media-server.com/register/BI7612f863c56346c48bcd9e1f5c34e928

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.yb-inc.com.

About Yuanbao Inc.

Yuanbao Inc. is a leading technology-driven online insurance distributor in China, committed to protecting health and well-being through innovative technology. Leveraging its proprietary consumer service cycle engine and advanced technologies, Yuanbao delivers customized insurance solutions from its partnered insurance carriers to over ten million insurance consumers throughout the entire insurance lifecycle, ranging from personalized recommendations to post-sales services. Through deep collaboration with insurance carriers and the use of data-driven insights, Yuanbao empowers carriers to tailor flagship products, enhances consumer engagement, and drives scalable and efficient distribution.

For more information, please visit: ir.yb-inc.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP financial measures, including adjusted net income and adjusted net income margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expense, and adjusted net income margin represents adjusted net income as a percentage of revenue. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as an analytical tool and when assessing the Company’s operating performance, investors should not consider it in isolation. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as a comparative measure to the Company’s data.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement contain forward-looking statements. Yuanbao may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Yuanbao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yuanbao’s mission, goals and strategies; Yuanbao’s future business development, financial condition and results of operations; the expected growth of the insurance industry in China; Yuanbao’s expectations regarding demand for and market acceptance of its products and services; Yuanbao’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance industry. Further information regarding these and other risks is included in Yuanbao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yuanbao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yuanbao Inc.
E-mail: ir@yb-inc.com

Piacente Financial Communications
Hui Fan
Tel: +86-10-6508-0677
E-mail: yb@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: yb@thepiacentegroup.com

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,904,674	1,319,407	184,182
Time deposits	80,000	449,885	62,802
Restricted cash	15,000	15,000	2,094
Short-term investments	336,217	1,634,412	228,155
Accounts receivable, net	260,958	349,326	48,764
Prepayments and other current assets, net	75,964	26,497	3,699
Amount due from related parties	-	4,300	600
Total current assets	2,672,813	3,798,827	530,296
Non-current assets:
Property and equipment, net	4,896	6,278	876
Intangible assets, net	58,049	58,002	8,097
Right-of-use assets	19,335	15,819	2,208
Deferred tax assets, net	6,936	8,493	1,186
Other non-current assets, net	17,611	17,603	2,457
Total non-current assets	106,827	106,195	14,824
TOTAL ASSETS	2,779,640	3,905,022	545,120
LIABILITIES
Current liabilities:
Accounts payable	10,676	18,737	2,616
Contract liabilities	117,649	93,281	13,022
Salary and welfare payable	160,690	120,473	16,817
Taxes payable	51,359	33,565	4,685
Current lease liabilities	13,447	13,612	1,900
Accrued expenses and other current liabilities	586,990	956,960	133,586
Total current liabilities	940,811	1,236,628	172,626
Non-current liabilities:
Non-current lease liabilities	5,714	1,506	210
Deferred tax liabilities, net	46,030	58,733	8,199
Total non-current liabilities	51,744	60,239	8,409
TOTAL LIABILITIES	992,555	1,296,867	181,035

TOTAL MEZZANINE EQUITY	3,420,882	-	-

SHAREHOLDERS' DEFICIT:
Ordinary shares	71	-	-
Class A ordinary shares	-	134	19
Class B ordinary shares	-	55	8
Additional paid-in capital	198,664	3,141,956	438,600
Statutory reserves	80,975	80,975	11,304
Accumulated deficit	(1,932,128)	(631,540)	(88,160)
Accumulated other comprehensive income	18,621	16,575	2,314
TOTAL SHAREHOLDERS' (DEFICIT)/EQUITY	(1,633,797)	2,608,155	364,085
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY	2,779,640	3,905,022	545,120

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended,			For the six months ended,
	June 30, 2024	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Revenues	854,456	1,069,926	149,356	1,528,992	2,039,982	284,771
Operating costs and expenses*:
Operations and support	(40,791)	(40,900)	(5,709)	(79,123)	(85,656)	(11,957)
Selling and marketing expenses	(527,488)	(602,075)	(84,046)	(956,355)	(1,095,225)	(152,888)
General and administrative expenses	(44,689)	(47,496)	(6,630)	(88,900)	(114,136)	(15,933)
Research and development expenses	(52,576)	(81,723)	(11,408)	(89,788)	(157,821)	(22,031)
Total operating costs and expenses	(665,544)	(772,194)	(107,793)	(1,214,166)	(1,452,838)	(202,809)
Other income:
Interest income	6,314	5,941	829	12,331	11,169	1,559
Exchange gains/(loss)	96	(1,730)	(241)	130	(1,868)	(261)
Investment income	524	10,048	1,403	666	16,927	2,363
Others, net	11	3,818	533	802	4,257	594
Income before income taxes	195,857	315,809	44,087	328,755	617,629	86,217
Income tax expenses	-	(11,118)	(1,552)	(47)	(17,836)	(2,490)
Net income	195,857	304,691	42,535	328,708	599,793	83,727
Accretion to preferred shares redemption value	(89,411)	679,209	94,814	(154,018)	700,795	97,827
Net income attributable to Yuanbao Inc.’s ordinary shareholders	106,446	983,900	137,349	174,690	1,300,588	181,554

Net income	195,857	304,691	42,535	328,708	599,793	83,727
Other comprehensive income/(loss):
Foreign currency translation adjustments	1,014	(1,730)	(241)	1,410	(2,046)	(286)
Total comprehensive income	196,871	302,961	42,294	330,118	597,747	83,441
Accretion to preferred shares redemption value	(89,411)	679,209	94,814	(154,018)	700,795	97,827
Comprehensive income attributable to Yuanbao Inc.’s ordinary shareholders	107,460	982,170	137,108	176,100	1,298,542	181,268

Net income per share attributable to Yuanbao Inc.’s ordinary shareholders
Basic	1.00	4.56	0.64	1.85	8.05	1.12
Diluted	0.72	1.08	0.15	1.21	2.16	0.30

Net income per ADS attributable to Yuanbao Inc.’s ordinary shareholders
Basic	6.01	27.33	3.82	11.12	48.32	6.75
Diluted	4.33	6.48	0.90	7.29	12.95	1.81

Weighted average number of ordinary shares used in computing net income per share
Basic	106,262,125	216,003,981	216,003,981	94,294,012	161,484,125	161,484,125
Diluted	271,276,565	282,080,766	282,080,766	270,630,314	277,999,233	277,999,233

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED) (All amounts in thousands, except for share, per share data, ADS and per ADS data)

*Share-based compensation expenses are included in the operating costs and expenses as follows：

	For the three months ended,			For the six months ended,
	June 30, 2024	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Operations and support	-	(10)	(1)	-	(21)	(3)
Selling and marketing expenses	(2,622)	(3,816)	(533)	(7,248)	(7,546)	(1,053)
General and administrative expenses	(5,617)	(9,963)	(1,391)	(17,722)	(18,400)	(2,569)
Research and development expenses	(2,000)	(6,745)	(942)	(6,067)	(11,646)	(1,626)
Total	(10,239)	(20,534)	(2,867)	(31,037)	(37,613)	(5,251)

**Each ADS represents six ordinary shares.

YUANBAO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (UNAUDITED) (All amounts in thousands, unless otherwise noted)

	For the three months ended,			For the six months ended,
	June 30, 2024	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Net income	195,857	304,691	42,535	328,708	599,793	83,727
Add:
Share-based compensation expenses	10,239	20,534	2,867	31,037	37,613	5,251
Non-GAAP adjusted net income	206,096	325,225	45,402	359,745	637,406	88,978